

Mail Stop 7010

March 5, 2009

Mr. Thomas D. DeByle
Vice President/CFO
Standex International Corporation
6 Manor Parkway
Salem, New Hampshire 03079

> **RE:** **Form 10-K for the fiscal year ended June 30, 2008**
> **Forms 10-Q for the periods ended September 30, 2008 and**
> **December 31, 2008**
> **Schedule 14A filed April 21, 2008**
> **File No. 1-13026**

Dear Mr. DeByle:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1A. Risk Factors, page 6

2. In future filings, please provide the risk factor disclosure required by Item
    503(c) of Regulation S-K. The risk factor disclosure should address all of
    the material risks that you face, explain how the risks affect you and
    include for each risk factor a subcaption that succinctly describes the risk.

Item 3. Legal Proceedings, page 7

3. Please tell us why you have not included in your legal proceedings
    disclosure the Administrative Order of Consent with the U.S.
    Environmental Protection Agency referenced in your "Discontinued
    Operations" discussion on page 18. Please refer to Item 103 of Regulation
    S-K.

Item 6 – Selected Consolidated Financial Data, page 10

4. We have the following comments on your presentation of EBIT and
    EBITDA.

    - We note that you are excluding income (loss) from discontinued
      operations from EBIT and EBITDA. Question 14 of the Staff's
      *Frequently Asked Questions Regarding the Use of Non-GAAP Financial
      Measures* clearly states that EBIT is defined as "earnings before interest
      and taxes" and EBITDA is defined as "earnings before interest, taxes,
      depreciation and amortization." Earnings is intended to mean net income
      rather than income from continuing operations. To the extent EBIT and
      EBITDA are not computed as commonly defined, please revise the titles
      you use.

    - You indicate that the ratio of total debt to EBITDA illustrates to what
      degree you have borrowed against earnings. Please revise to clarify what
      you mean by this since EBITDA does not equate to GAAP earnings.

    - With regard to your presentation of both EBIT and EBITDA, it does not
      appear that you have fully complied with the disclosure requirements set
      forth in Question 8 of the Staff's *Frequently Asked Questions Regarding
      the Use of Non-GAAP Financial Measures.* Please revise your disclosures
      accordingly.

5. We note that you have presented operating cash flows from continuing
    operations within your Selected Financial Data. While the presentation of
    cash flows from operating activities is useful, this data should be

considered in the framework of a statement of cash flows which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such case flows is entirely at the discretion of management. Therefore presentation of one part of a cash flows statement should be avoided. See FRC 202.3 and revise your disclosures accordingly.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

6. We note your discussion of the impact of the current business environment. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly income from operations. You should also discuss whether there are further risks related to the recoverability of your assets, including goodwill and other intangible assets.

Liquidity and Capital Resources, page 19

7. Please provide a more comprehensive discussion of your cash flows from operating activities. In this regard, provide more context to your statement that "The increase is largely attributable to a combination of improved operating activities and the continued focus on improving working capital management."

8. Please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

9. We note your credit facility agreement contains certain covenants including funded debt to EBITDA and EBIT to interest expense. It also appears that your institutional investor agreements contain various covenants. For each class of debt, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to

understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contractual Obligations, page 21

10. We note that you estimated interest payments based upon the effective interest rates as of June 30, 2008. Ensure future filings include the impact of your interest rate swap agreements that you entered into in July 2008.

Critical Accounting Policies, page 22

11. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please disclose the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Item 8 – Financial Statements and Supplementary Data

General

12. You indicate on page 21 that you are self insured for your medical plans. Please disclose your excess loss limits associated with each risk you are self-insured for, including, but not limited to, medical insurance. Please also disclose each risk for which you do not have excess loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented.

Note 17 – Industry Segment Information, page 51

13. As indicated on page 2 of your filing, it appears that you are aggregating operating segments. If true, and in accordance with paragraph 26a of SFAS 131, please disclose this fact herein. Furthermore, if you are aggregating operating segments into your Food Service Equipment reportable segment, please identify those operating segments and provide us a comprehensive response that demonstrates how you meet the aggregation criteria of paragraph 17 of SFAS 131. Ensure you provide sales and gross profit information for each aggregated operating segment for the last five years and address any discrepancy in the trends that they depict.

Note 18 – Quarterly Results of Operations, page 52

14. Please also present your net income (loss) for each quarter presented. See Item 302 of Regulation S-K.

Item 9A. Controls and Procedures, page 54

15. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Exhibit 31 – Certifications

16. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the June 30, 2008 Form 10-K, September 30, 2008 Form 10-Q and December 31, 2008 Form 10-Q. Please remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

General

17. Please address the above comments in your interim filings as well, as
applicable.

DEFINITIVE PROXY STATEMENT FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

Executive Compensation, page 7
Compensation Discussion and Analysis, page 7
Principles of Executive Compensation Program, page 8

18. We note that you use published surveys provided by Watson Wyatt to set
base salaries, total cash compensation, and total direct compensation for
your named executive officers. This process appears to constitute
benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. In
future filings, if you engage in benchmarking, in addition to identifying the
benchmarks, please identify the component companies by name. Please
refer to Question 118.05 of the Compliance and Disclosure Interpretations
of the staff of the Division of Corporation Finance concerning Item 402 of
Regulation S-K, which can be found on our website (www.sec.gov).

Annual Incentive Bonus, page 10

19. Regarding the strategic goals, with a view towards future disclosure, please
tell us how you determined that these goals were fully or partially met. In
doing so, please quantify the actual results for each goal to the extent they
are quantifiable. Please note that we may have additional comments based
on your response.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a

correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief